Filed by Marine Products Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Marine Products Corporation

Commission File No.: 001-16263

The following communications were made by Marine Products Corporation (“Marine Products”) in connection with the proposed acquisition of Marine Products by MasterCraft Boat Holdings, Inc.

Investor Q&A

1.	What is the strategic rationale for this transaction?

•	A proven, diversified, and complementary portfolio of best-in-class brands. Bringing MasterCraft’s category leadership in premium performance (MasterCraft) and leisure (Crest, Balise) together with Marine Products’ market leadership in recreational (Chaparral) and sport fishing (Robalo) creates a more diversified offering to meet the needs of an expanded customer base.

•	Compatible dealer networks and commercial organizations. Highly complementary coastal and inland dealer networks and commercial capabilities will enable the combined company to expand its presence in key geographies and enhance growth opportunities to drive long-term value.

•	Enhanced manufacturing capabilities with robust technological innovation. The combined company’s enhanced scale and capabilities are expected to support more efficient brand investment and enhanced innovation to drive growth. With powerful product development and manufacturing platforms, the combined company is expected to deliver differentiated and innovative new products while accelerating new model launches. Manufacturing facilities in Tennessee, Michigan, and Georgia are expected to enable the sharing of best practices to improve overall production efficiency, improve buying power, and provide operational flexibility for future growth.

•	An attractive financial profile. On a pro forma basis for the twelve months ending June 30, 2026, the combined company is expected to generate revenues of approximately $560 million and adjusted EBITDA of approximately $64 million. The combination is also expected to drive enhanced operating margins over time, starting with the elimination of Marine Products’ public company and corporate overhead costs, representing approximately $6 million in annual net cost savings. After adjusting for the elimination of these expenses, MasterCraft management expects that the transaction will be accretive to adjusted EPS in Fiscal 2027. The combined company will have a robust balance sheet with no debt and significant capacity, providing enhanced financial flexibility to fund ongoing growth investments while maintaining a disciplined capital allocation framework.

2.	How should investors think about this purchase price?

•	The purchase price reflects current market conditions and is consistent with the valuation dynamics of both companies.

•	While both companies are strong innovators with category leaders, Marine Products stock has lower trading volume, and our shareholder base is dominated by a single ~70% holder. MasterCraft has a broader shareholder base, no single majority owner, and greater institutional analyst coverage.

•	The share component of the purchase price consideration means that Marine Products shareholders will continue to participate in the upside of the combined company and its stronger financial profile.

3.	What do other stakeholders (employees, dealers, suppliers, etc.) think of the transaction?

•	We have begun contacting our key stakeholders to communicate our excitement for the days ahead. We believe this transaction is an exciting new chapter for Marine Products and will be well received by our key stakeholders. As we work towards closing the transaction, it will be business as usual for all of our important stakeholders.

4.	What are key priorities for Marine Products during this transition period?

•	Our priorities, now and over the long term, are stability, continuity, and execution. We will operate business as usual and stay focused on our people, dealers, suppliers, customers, and performance. Throughout this period, we will continue to communicate regularly with all of our valued stakeholders.

5.	Is there overlap between the two businesses? What are the expected synergies, and when?

•	There is limited overlap between Marine Products and MasterCraft. MasterCraft has category leadership in premium performance and leisure powerboats, and Marine Products has category leadership in recreational and sport fishing powerboats. The businesses serve complementary segments, so the primary benefits are strategic rather than cost driven.

6.	Are there plans for cost cuts, headcount reductions or restructuring?

•	This is not a cost-driven transaction – the rationale of the transaction is growth and strategic fit. However, it will eliminate some duplication of public company costs between the two firms. We expect both businesses to operate business-as-usual. Any realignments would be carefully evaluated and communicated in advance.

7.	Will there be changes to brands, customers, or dealer and supplier relationships?

•	There is limited overlap between Marine Products and MasterCraft products. We will continue to operate business as usual, with no changes to brands, customers, or relationships. Any changes would be carefully evaluated and communicated in advance.

8.	When will shareholders receive cash from the acquisition?

•	Subject to the terms and conditions of the merger agreement, in addition to the share consideration, shareholders will receive cash at the closing, subject to customary closing conditions and regulatory approvals. Specific details and timing will be more fully outlined in the proxy materials that will be filed and mailed to shareholders.

9.	When will the proxy vote take place?

•	We will provide details and timing in the proxy materials and through formal communications as soon as they are finalized.

10.	Are there regulatory or closing risks investors should be aware of?

•	We don’t speculate on outcomes. The transaction is proceeding through customary regulatory and closing approvals.

11.	When is the deal expected to close?

•	While we don’t have a definitive date, the deal is expected to close in the second calendar quarter of 2026, subject to approval by both MasterCraft and Marine Products shareholders and the satisfaction of other customary closing conditions.

12.	Who can I reach out to with any questions?

•	You can direct any inquiries related to this transaction to Joshua Large, Vice President, Corporate Finance and Investor Relations jlarge@marineproductscorp.com 404.321.2152

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this communication are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause MasterCraft’s, Marine Products’ or the combined company’s actual results, levels of activity, performance, or achievements or those of the boating industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

Forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the definitive merger agreement; the risk that the conditions to the completion of the proposed transactions are not satisfied in a timely manner or at all; the possibility that competing offers or transaction proposals may be made; the risks arising from the integration of the MasterCraft and Marine Products businesses; the risk that the anticipated benefits and synergies of the proposed transactions may not be realized when expected or at all and that the proposed transactions may not be completed in a timely manner or at all; the risk of unexpected costs or expenses resulting from the proposed transactions; the risk of litigation related to the proposed transactions, including resulting expense or delay; the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transactions; the risk that the proposed transactions may have an adverse effect on the ability of MasterCraft and Marine Products to retain key personnel, dealers and suppliers; the risk that the credit ratings of the combined company declines following the proposed transactions; the risk that the announcement or the consummation of the proposed transactions has a negative effect on the market price of the capital stock of MasterCraft and Marine Products or on MasterCraft’s and Marine Products’ operating results; the risk of product liability litigation or government or regulatory action, including related to product liability claims; the risk of product efficacy or safety concerns resulting in product recalls or regulatory action; risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where MasterCraft and Marine Products operate and the resulting negative impacts on each company’s supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of MasterCraft’s and Marine Products’ raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including dealers, suppliers and financial institutions with which MasterCraft’s and Marine Products’ do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing; changes in customer preferences; severe weather conditions; regional instabilities and hostilities; potential competitive pressures on selling prices for the products of MasterCraft and Marine Products; general economic and political conditions globally and in the markets in which MasterCraft and Marine Products do business; the ability to maintain key dealer relationships, competition, including technological advances, new products, and intellectual property attained by competitors; challenges inherent in new product research and development; uncertainty of commercial success for new and existing products and digital capabilities; challenges to intellectual property protections; the ability of MasterCraft and Marine Products to successfully execute business development strategy and other strategic plans; changes to applicable laws and regulations and other requirements imposed by stakeholders; and changes in behavior and spending patterns of consumers.

These and other important factors discussed under the caption “Risk Factors” in MasterCraft’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025, filed with the SEC on August 27, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, and Marine Products’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, in each case could cause actual results to differ materially from those indicated by the forward-looking statements. The discussion of these risks is specifically incorporated by reference into this communication.

Any such forward-looking statements represent estimates as of the date of this communication. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this communication. Marine Products undertakes no obligation (and expressly disclaims any obligation) to update or supplement any forward-looking statements that may become untrue or cause our views to change, whether because of new information, future events, changes in assumptions or otherwise. Comparisons of results for current and prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Additional Information and Where to Find It

In connection with the proposed transactions, MasterCraft intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of MasterCraft common stock to be issued in the proposed transactions and a joint proxy statement/prospectus for MasterCraft’s and Marine Products’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of MasterCraft and Marine Products. Each of MasterCraft and Marine Products may also file with or furnish to the SEC other relevant documents regarding the proposed transactions. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that MasterCraft and Marine Products may mail to their respective stockholders in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT MASTERCRAFT, MARINE PRODUCTS AND THE PROPOSED TRANSACTIONS.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from MasterCraft at its website, www.mastercraft.com, or from Marine Products at its website, www.marineproductscorp.com. Documents filed with the SEC by MasterCraft will be available free of charge by accessing the investor section of MasterCraft’s website, www.investors.mastercraft.com, or, alternatively, by directing a request by email to MasterCraft at investorrelations@mastercraft.com and documents filed with the SEC by Marine Products will be available free of charge by accessing Marine Products’ website at www.marineproductscorp.com under the heading Investor Relations or, alternatively, by directing a request by email to Marine Products at jlarge@marineproductscorp.com.

Participants in the Solicitation

MasterCraft, Marine Products and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of MasterCraft and Marine Products in connection with the proposed transactions under the rules of the SEC. Information about MasterCraft’s directors and executive officers is available in MasterCraft’s proxy statement dated September 15, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of MasterCraft common stock by the directors and executive officers of MasterCraft have changed from the amounts of MasterCraft common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001638290). Information about Marine Products’ directors and executive officers is available in Marine Products’ proxy statement dated March 12, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of Marine Products common stock by the directors and executive officers of Marine Products have changed from the amounts of Marine Products common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001129155). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from MasterCraft or Marine Products using the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.